Mondee Holdings, Inc.

10800 Pecan Park Blvd.

Suite 315

Austin, Texas 78750

VIA EDGAR

October 17, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Perry Hindin

Re:	Mondee Holdings, Inc. Schedule TO-I filed September 16, 2022, as amended on October 7, 2022 File No. 005-92154

Dear Mr. Hindin:

Mondee Holdings, Inc., a Delaware Corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 14, 2022, regarding the Company’s Schedule TO, including its exhibits, filed with the Commission on September 16, 2022 (the “Original Schedule TO”), and the first amendment to the Original Schedule TO, including its exhibits, filed with the Commission on October 7, 2022 (the “First Amended Schedule TO”, collectively with the Original Schedule TO, the “Schedule TO”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 2 to the Company’s Schedule TO with the Commission through EDGAR (the “Second Amended Schedule TO”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Second Amended Schedule TO.

Schedule TO filed September 16, 2022, as amended on October 7, 2022

General

1.	Please advise why the Warrant Amendment would not result in the Warrants constituting new securities, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of 1933.

The Company respectfully submits that it does not believe that the proposed Warrant Amendment constitutes an offer of a new security. Rule 145(a) of the Securities Act of 1933 (the “Securities Act”) provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs within the meaning of Section 2(a)(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The Warrant Amendment does not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if, as is the case here, such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b-5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105−106 (2d. Cir. 1994). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437−38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities. See Allard at 420. See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise). The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The changes to the terms of the Warrants proposed by the Warrant Amendment are appropriately characterized as modifications of contractual rights, which would be approved and implemented consistent with the express terms of the Warrants. In fact, the prospectus (the “Prospectus”) for the initial public offering of the Company, formerly known as ITHAX Acquisition Corp. (“ITHAX”) included a risk factor regarding the Company’s ability to amend the terms of the Warrants in a manner adverse to a holder if holders of at least majority of the Public Warrants approve such an amendment. Such risk factor noted that “[a]lthough our ability to amend the terms of the public warrants with the consent of at least a majority of the then issued and outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.” The proposed Warrant Amendment is consistent with this disclosure to purchasers of units (which included the Public Warrants), and does not constitute the offer of a new security. The underlying securities into which the Warrants may be exercised or exchanged remain shares of the Company’s Class A common stock.

Notwithstanding the foregoing analysis, if and to the extent the Warrant Amendment were deemed to constitute an offer of a new security, the Company submits to the Staff that Section 3(a)(9) of the Securities Act exempts from Securities Act registration any new security deemed to be created by the Warrant Amendment.

Under Section 3(a)(9), any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act. If the Warrant Amendment is characterized as an offer of a new security for purposes of the Securities Act, then the new security would meet the criteria of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between the Company and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange.

While the Company has retained an information agent and a dealer manager in connection with the Offer, the services to be provided by the information agent and the dealer manager will be limited to those activities which the interpretative guidance of the Commission has indicated are permissible. While there is no definitive list of permitted and prohibited solicitation activities, there are a number of Commission interpretations and no-action letters that provide guidance. Generally, an issuer’s directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See Chris-Craft, Industries, Inc., SEC No-Action Letter (Oct. 9, 1972). The Company’s directors, officers and other employees are not being specifically compensated for any soliciting activities, any such soliciting activities are merely incidental to their regular duties. Permissible activities by third parties include, among others, services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See Question and Answer 125.03 of the Securities Act Sections C&DIs. Interpretive guidance indicates that an issuer may hire proxy solicitation firms as information agents to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer’s security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to brokerage houses, trust officers, other banks, and other nominees for distribution to beneficial holders of the target securities; mailing duplicate copies of materials to security holders who appear to have lost or mislaid those originally sent to them; and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the materials. See Mortgage Investors of Washington, SEC No-Action Letter (Sept. 8, 1980); Barnett Winston Investment Trust, SEC No-Action Letter (June 27, 1978); and Dominion Mortgage & Realty Trust, SEC No-Action Letter (Nov. 3, 1975). As disclosed in the Schedule TO, the Company has retained an information agent and dealer manager, the scope of whose engagements are limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the Commission.

Accordingly, even if the Warrant Amendment were to constitute an offer of a new security, the issuance of any such new security is exempt from registration under the Securities Act.

Lastly, the holders of the Warrants have the benefit of the disclosure in the Schedule TO and the Prospectus, and would not be incrementally protected by the registration of the amended Warrants beyond what is already disclosed in the Schedule TO and the Prospectus. Consequently, there is no public interest concern in this case that would outweigh the above analysis. Rather, the Offer provides holders of the Warrants the opportunity to receive a significant premium to the market value of their Warrants existing at the time of the launch of the Offer.

2.	Please provide your analysis as to why the Consent Solicitation included in this Offer is not subject to Regulation 14A.

The Company respectfully advises the Staff that the Consent Solicitation is not subject to Regulation 14A because the Company believes that the Consent Solicitation does not constitute a “solicitation” of a proxy as that term is defined under Rule 14a-1(l). Rule 14a-1(l) provides that the term “solicitation” includes: (i) any request for a proxy whether or not accompanied by or included in a form of proxy: (ii) any request to execute or not to execute, or to revoke, a proxy; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

The Company is not requesting that holders consent to the Warrant Amendment but merely informing holders of Warrants of the terms of the Offer and their rights under the Warrant Agreement and giving the holders the means to submit to their consents should they elect to participate in the Offer. No “request” is being made to holders of Warrants to obtain their consent, and holders of the Warrants may make their own determination as to whether or not to participate in the Offer and consent to the Warrant Amendment. Pages 3 and 4 of the Schedule TO provide that “none of the Company, its directors, officers or employees, nor the Depositary, the Information Agent or the Dealer Manager [is making] any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment” and that “[h]olders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.” The foregoing may explain why other companies have recently conducted similar transactions with respect to securities registered under Section 12 of the Securities Act through the filing of a Schedule TO and determined that Regulation 14A is not applicable. See, e.g., Schedule TO of Global Business Travel Group, Inc. filed with the Commission on September 9, 2022 and Schedule TO of PlayStudios, Inc. filed with the Commission on April 1, 2022.

Lastly, any disclosure that would be included in a proxy statement filed under Regulation 14A with respect to the Consent Solicitation has already been included in the Schedule TO that was mailed to all holders of the Warrants, so holders of Warrants have already been provided with the information regarding the Consent Solicitation that they would receive if the Consent Solicitation were subject to Regulation 14A.

3.	We note that the Company has issued additional warrants in a private placement following commencement of the Offer, as disclosed on its Form 8-K filed on September 30. The Offer was not amended to include these additional warrants. Please advise why this is consistent with Exchange Act Rule 13e-4(f)(8)(i). Please also reconcile the disclosure on page 11 under the caption “Purpose of the Offer” with the fact that the Company has issued in such private placement Warrants to purchase 1,275,000 shares of Common Stock.

Rule 13e-4(f)(8)(i) of the Exchange Act provides that “[n]o issuer or affiliate shall make a tender offer unless: (i) [t]he tender offer is open to all security holders of the class of securities subject to the tender offer”. The Company respectfully submits that the tender offer complies with Rule 13e-4(f)(8)(i) because the Company does not believe that the additional warrants issued in a private placement following commencement of the Offer (collectively, the “Preferred Financing Warrants”) are of the same class, much less the same series, as the Warrants that are the subject of the Offer. While the term “class” is not defined specifically for purposes of Rule 13e-4, it is defined for other purposes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”

The Commission has issued limited guidance interpreting the meaning of the definition of “class” in Section 12(g)(5) of the Exchange Act. With respect to what constitutes a “class” of derivative securities such as options and warrants, however, the Commission has issued clear guidance in the context of reporting requirements under Section 16 of the Exchange Act. When reporting derivative securities on Form 4 and Form 5, the Commission has made clear that options that have different “economic characteristics (such as exercise price and expiration date) are considered different classes of options.”1 The same reporting principles apply to warrants and other derivative securities with similar characteristics to options.2

The Company submits that, in the absence of any clear guidance from the Commission to the contrary, the same principles should be applied to warrants in the context of Rule 13e-4. When comparing the economic and non-economic characteristics of the Preferred Financing Warrants to the Warrants based upon these principles, it is clear that the Preferred Financing Warrants should be treated as a separate class of securities from the Warrants.

The Warrants that are subject of the Offer consist of (i) 12,075,000 warrants that were publicly issued and sold as part of units of the Company in connection with the initial public offering of ITHAX’s securities on February 1, 2021 (the “ITHAX IPO”), which entitle such warrant holders to purchase one share of our Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (ii) 337,500 warrants to purchase our Class A common stock which were privately issued and sold in connection with the ITHAX IPO based on an exemption from registration under the Securities Act, which entitle such warrant holders to purchase one share of our Class A common stock at an exercise price of $11.50, subject to adjustments (the “Private Placement Warrants”). Correspondingly, the expiration date of the Warrants is July 18, 2027 (i.e., the fifth anniversary of the completion of the Business Combination). The Warrants were issued by the management team of the Company prior to the Business Combination and remained outstanding after completion of the Business Combination. The Warrant are governed by the Amended and Restated Warrant Agreement, dated as of July 18, 2022, by and between the Company and Continental Stock Transfer & Trust Company.

The Preferred Financing Warrants were issued in connection with an $85 million equity financing with institutional investors that closed on September 29, 2022 (the “Preferred Financing”). Correspondingly, the expiration date of the Preferred Financing Warrants is September 29, 2027 (i.e., five years after the closing of the Preferred Financing). The Preferred Financing Warrants are governed by the Warrant Agreement, dated September 29, 2022 by and between the Company and Continental Stock Transfer & Trust Company.

1 See, Exchange Act Section 16 and Related Rules and Forms Compliance and Disclosure Interpretations (“C&DI”) Question 133.06.

2 Rule 16a-1(c) defines “derivative security” very broadly, encompassing options, warrants, convertible securities, stock appreciation rights, and similar rights that may be exercised for or converted into an equity security or the cash value thereof.

In addition to the differences in the expiration date and warrant agreement governing the warrants, other differences further distinguish the Warrants from the Preferred Financing Warrants, beyond the differences highlighted above and by the Commission in its guidance – for example, differences in anti-dilution protection, price adjustment provisions, redemption provisions (including one that creates a significant difference as to capping warrant upside, which is not part of the warrant agreement governing the Preferred Financing Warrants) and other rights, along with the fact that the Warrants were issued prior to the Business Combination (and by a different management team running a different business). With such different characteristics and different economic values, each set of warrants must be considered a different class, as no investor would be indifferent as to which warrant of the different classes he/she received.

Based on the Commission’s interpretation of the term “class,” and because the economic characteristics specifically mentioned in the Commission guidance, namely, the expiration date and other material economic and non-economic characteristics of the Preferred Financing Warrants and the Warrants are different, the Preferred Financing Warrants should be treated as a separate class of securities from any of the Warrants for purposes of Rule 13e-4.

As to the reconciliation of the disclosure on page 11 under the caption “Purpose of the Offer” with the fact that the Company has issued in such private placement warrants to purchase 1,275,000 shares of Common Stock, the Company respectfully advises the Staff that the Company’s actions are never guided by a single consideration or objective. The Company remains committed to providing investors and potential investors with greater certainty as to the capital structure of the Company, which includes reducing the number of Warrants outstanding, but even more importantly the Company must continue to ensure that it is well capitalized and sufficiently funded to implement its business plan and strategies, with liquidity having become even more important in the current macro-economic environment. With regard to the former point, given the relative size of the Warrants subject to the Offer and the considerable much smaller size of the Preferred Financing Warrants, the net effect of the two actions is still to substantially reduce the number of warrants in the Company’s capital structure. Even more crucially, the funds raised through the Preferred Financing (US$85 million) were not only materially more significant to the Company’s overall financial prospects than all the warrants issued, but also essential to enable the Company to execute its business strategy, which includes well calibrated and successfully integrated M&A transactions and opening up new products and markets, particularly given the high redemption rate of over 96% prior to the consummation of the Business Combination, which resulted in the Company having much less funds following the Business Combination than originally anticipated. In short, the Preferred Financing Warrants were a necessary “sweetener” to expeditiously close the Preferred Financing which provided to the Company crucial funding at terms that the Company considered favorable and which, if further delayed, would almost certainly not have been able to replicate in the face of increasingly tightening market conditions.

We thank the Staff for its review of the foregoing and the Second Amended Schedule TO. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Dan Figenshu
Dan Figenshu
Chief Financial Officer
Mondee Holdings, Inc.

cc:

Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP